

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

August 25, 2009

William J. Doyle
Chief Executive Officer
Potash Corporation of Saskatchewan Inc.
Suite 500
122 – 1st Avenue South
Saskatoon, Saskatchewan
Canada S7K 7G3

> **Re:** **Potash Corporation of Saskatchewan Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File Number: 001-10351**
> **Filed February 26, 2009**

Dear Mr. Doyle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Daniel Morris
Attorney-Advisor

cc: Robert Kirkpatrick, Esq.
        Via facsimile (306) 933-8877